SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated April 12, 2006

Notice of Shareholders’ Meeting 2006

Report of the Board of Directors on the proposals concerning the items in the Shareholders’ Meeting Agenda

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: April 30, 2006

PRESS RELEASE

Eni: Annual Shareholders’ Meeting convened

Rome, April 12, 2006 - The Board of Directors of Eni SpA convened the ordinary shareholders’ meeting on 24 and 25 May 2006 on first and second call respectively and an extraordinary shareholders’ meeting on 23, 24 and 25 May 2006 on first, second and third call respectively to resolve on the following items.

Ordinary Shareholders’ Meeting

Financial Statements and Dividend: approval of 2005 financial statements, which show a profit of euro 5,287,660,333.55, and distribution of a dividend amounting to euro 1.10 per share, as reported to the market on 31 March 2006.

Purchase of Own Shares: authorization to purchase up to 400 million own shares (or 9.986% of capital), for a maximum cash outlay of euro 7.4 billion (increased from euro 5.4 billion). This authorization will be valid until November 2007, or 18 months from the date of the Meeting. Both limits take into account the number of own shares held in treasury at the date of the Meeting.

From the inception of the buy-back program to 11 April 2006 a total of 296,451,609 shares (7.4% of Eni share capital) were purchased for euro 4,618.8 million, corresponding to 85.53% of the maximum amount of euro 5.4 billion. The average purchase price was € 15.58 per share.

Approval of the 2006-2008 stock option plan and authorization to the Board to dispose of a maximum of 30 million own shares for servicing said plan

The Board of Directors resolved to propose to the Shareholders’ Meeting the approval of the 2006-2008 stock option plan and to authorize it to dispose of a maximum of 30 million treasury shares, corresponding to approximately 0.75% of Eni’s share capital for servicing said plan. Option rights will be granted in the three year period to the managers of Eni who hold positions of significant responsibility for achieving profitability or strategic targets (approximately 350 persons) and will vest after three years from the grant date in variable proportion from 100% to 40% as a function of the total shareholder return of Eni shares in the three-year vesting period as compared to the return of the six largest international oil companies in terms of market capitalization. The purchase price of shares will correspond to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the grant date and the average cost of the treasury shares as of the day prior to the grant.

Insurance policy: authorization to insure directors and statutory auditors of Eni by means of a Directors’ and Officers’ Liability Policy - D&O.

Extraordinary Shareholders’ Meeting

Changes in Eni’s By-laws: approval of the following changes in Eni’s by-laws: (i) right to convene shareholders’ meetings through a notice to be published in national daily newspapers; (ii) right for shareholders representing at least one fortieth (1/40) of Eni’s share capital to request an integration in the agenda of shareholders’ meetings (art. 13.1); (iii) declaration of compliance to the legal requirements of honorability and independence to be provided by the candidates to the office of director; periodical evaluation by the Board of Directors of the persistence of such requirements in at least one or three directors depending on whether the Board is composed of up to or more than five directors and depending on their participation to different Board Committees; (iv) clear indication of the duty of the Board of Directors to ascertain the honorability of General Managers (art. 24.1); (v) definition of the procedure for appointing the manager responsible for the preparation of financial reporting documents (art. 24.1); (vi) election of the Chairman of the Board of Statutory Auditors among the candidates of the minority list (art. 28.2); (vii) power to convene the Board of Directors by at least one statutory auditor and power to convene the shareholders’ meeting by at least two statutory auditors (art. 28.4).

The Board also approved the merger into Eni of its wholly-owned subsidiary Eni Portugal Investment SpA, whose sole purpose is the holding of shares of Galp Energia. This merger aims to simplify Eni’s holding structure while increasing efficiency in the management of activities by reducing the number of decision-making levels.

Contacts:

Switchboard: +39-0659821

Free number: 800940924

e-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations:

e-mail: investor.relations@eni.it

Eni SpA Piazza Vanoni, 1 20097 San Donato Milanese (MI) – Italia

tel.: 0252051651 - fax:0252031929

Media Relations:

tel: 0252031287 tel 0659822040

e-mail: ufficiostampa@eni.it

This press release is available on www.eni.it

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share capital euro 4,005,358,876.00 fully paid up
Rome Companies Register Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF SHAREHOLDERS' MEETING

Shareholders of Eni S.p.A. are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Via del Serafico, 89/91, on May 24, 2006 at 10:00 a.m. (CET) on first call and, if necessary, on May 25, 2006, on second call, respectively, at the same time and location.

AGENDA

  Eni Financial Statements at December 31, 2005, Eni Consolidated Financial Statements at December 31, 2005, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors.
  Allocation of net income.
  Authorisation to the purchase of Eni shares and withdrawal, for the part not yet executed, of the authorisation to the purchase of Eni shares approved by the Shareholders’ Meeting held on May 27, 2005.
  Approval of Eni Stock-Option Plan 2006-2008 and authorisation to the Board of Directors to use Eni’s own shares for its implementation.
  Subscription of a Directors & Officers’ Liability insurance in favour of Eni S.p.A. Directors and Statutory Auditors.

Admission to the Shareholders’ Meeting is subject to the delivery of the notification of attendance issued by financial intermediaries at least two labour days before the date of the shareholders’ meeting on first call.

In order to take part in the Shareholders’ Meeting, Shareholders holding shares not yet in uncertificated form, shall previously deliver said shares to a financial intermediary in order to have them deposited with Monte Titoli S.p.A. (the Italian Securities Register Centre) and subsequently transformed into uncertificated form and request the above-mentioned notification of attendance.

The report on the proposals of resolutions of the Board of Directors to the Shareholders on each item of the Agenda and the related documentation will be deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange) within April 21, 2006 and shall remain at the Shareholders’ disposal until the date of the Shareholders’ Meeting.

Vote may be exercised also by mail pursuant to current legislation. Shareholders willing to exercise their vote by mail are entitled to request the Vote by Mail Card and a return envelope to the Company or the following Depositaries: Banca Intesa S.p.A., Banca Nazionale del Lavoro S.p.A., Banca Monte dei Paschi di Siena S.p.A., Capitalia S.p.A., Banca Fideuram S.p.A., Sofid Sim S.p.A., Citibank N. A., JPMorgan Chase Bank, N.A. and Morgan Guaranty Trust Company of New York.

In order to consider the votes by mail valid, envelopes containing the Vote by Mail Card, duly filled in and signed, shall be received by Eni S.p.A. - Segreteria societaria, Piazzale Enrico Mattei, 1 - 00144 Rome, Italy by May 22, 2006, 10:00 a. m. (CET). Votes by mail contained in the Vote by Mail Cards received after said term will not be taken into consideration.
Vote by mail must be exercised personally by the person entitled to vote.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank, N.A. by May 17, 2006 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, N.A., ADRs Depositary.

In order to simplify controls of powers entitling the participation in the Shareholders’ Meeting, people who intend to participate in the Meeting as legal or voluntary representatives of Shareholders or other people entitled to take part in it are requested to deliver to Eni S.p.A.’s Corporate Secretary the deeds entitling them to said participation, by mail, also in copy, or by fax, at least two days before the date of the Meeting.
Experts, financial analysts and journalists wishing to attend the Shareholders’ Meeting shall deliver, by mail or fax, a request to Eni S.p.A.’s Corporate Secretary at least two days before the date of the Meeting.

Eni S.p.A.'s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 (for calls form abroad Italy: ++ 80011223456) or fax number + 39 6 59822233.

The Notice and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers.

The Chairman of the Board of Directors
Mr. Roberto Poli

* * * *

To timely comply with admission and registration procedures, Shareholders are kindly requested to arrive at the Meeting in advance of the start time of the Meeting itself. Registration for the Meeting will take place at the same location as the Meeting and will start at 9:00 a.m. (CET).

Eni S.p.A.

Ordinary Shareholders’ Meeting to be held on May 24 and May 25, 2006 on first and second call, respectively

Extraordinary Shareholders’ Meeting to be held on May 23, May 24 and May 25, 2006 on first second and third call, respectively

Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

Ordinary Part

Item 1
Eni Financial Statements at December 31, 2005, Consolidated Financial Statements at December 31, 2005, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors

To the Shareholders:

for the illustration of Eni Financial Statements please refer to Eni Annual Report 2005 deposited at the Company's Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

To the Shareholders:

You are invited to approve Eni Financial Statements at December 31, 2005, which disclose a net income of euro 5,287,660,333.55.

Item 2
Allocation of net income

To the Shareholders:

in consideration of Eni 2005 results, the Board of Directors proposes to approve:

  the allocation of euro 3,601,962,335.60 of Eni 2005 net income of euro 5,287,660,333.55 left after the payment of an interim dividend of euro 0.45 per share resolved by the Board of Directors on September 21, 2005 and paid as of October 27, 2005, as follows:
  to the Legal Reserve 179,800.00 euro so that it totals one fifth of Eni share capital;

  to pay a dividend of 0.65 euro for each share outstanding on the ex-dividend date, Eni treasury shares on that date excluded. In consideration of the payment of the 2005 interim dividend of 0.45 euro per share, the 2005 dividend per share proposed amounts at 1.10 euro;
  to the Distributable Reserve the amount left after the previous allotments;
  the payment of said dividends as from June 22, 2006, being the ex-dividend date June 19, 2006.

Item 3
Authorisation to the purchase of Eni shares and withdrawal, for the part not yet executed, of the authorisation to the purchase of Eni shares approved by the Shareholders’ Meeting held on May 27, 2005

To the Shareholders:

the Shareholders’ Meeting held on May 27, 2005 authorised the purchase of up to 400 million Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. According to said resolution, the total expense wouldn’t have exceeded 5.4 billion euro and the purchase price wouldn’t have been lower than Eni share nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

On April 11, 2006 Eni shares bought are 296,451,609, corresponding to 7.4% of Eni current share capital; the related expense totals 4,618.8 million euro, corresponding to 85.53% of 5.4 billion euro. The average purchase price is 15.58 euro.

The Board intends to continue the buy-back programme, initiated in 2000, which represents an effective and flexible instrument to increase the shareholders value. Therefore the Board proposes to the Shareholders’ Meeting to withdraw the authorisation to purchase Eni shares approved by the Shareholders’ Meeting held on May 27, 2005, for the amount not yet exercised at the Shareholders’ Meeting date, and to be authorised, pursuant to Article 2357 of the Civil Code and Article 132 of Legislative Decree No. 58 dated February 24, 1998, to purchase up to 400 million of Eni shares, nominal value euro 1, corresponding to 9.986% of Eni share capital, within eighteen months as of the Shareholders’ Meeting date. The total expense will not exceed the amount of euro 7.4 billion. The Reserve for the purchase of Eni shares will be therefore increased of 2 billion euro to be taken from the Distributable Reserve.

The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange), according to the rules issued by the Italian Stock Exchange itself. The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

In order not to trespass the 10% threshold set by Article 2357, third paragraph, of the Civil Code, in the determination of the number of shares to be purchased and the related total expense, the treasury shares owned on the Shareholders’ Meeting date will be taken into consideration.

To the Shareholders:

You are invited to:

  withdraw the delegation of authority to the Board of Directors to purchase treasury shares approved, pursuant to Article 2357, second paragraph, of the Civil Code, by the Ordinary Shareholders’ Meeting held on May 27, 2005 for the amount not yet exercised at the Shareholders’ Meeting date;
  authorise the Board of Directors, pursuant to Article 2357, second paragraph, of the Civil Code, to purchase up to 400,000,000 (four hundred million) Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange), according to the rules issued by the Italian Stock Exchange itself. The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount. The total expense will not exceed however 7.4 billion euro. In order not to trespass the 10% threshold set by Article 2357, third paragraph, of the Civil Code, in the determination of the number of shares to be purchased and the related total expense, the treasury shares owned on the Shareholders’ Meeting date will be taken into consideration;
  resolve to allocate 2 billion euro from the Distributable Reserve to the Reserve for the purchase of Eni shares, implemented pursuant to Article 2357-ter, last paragraph, of the Civil Code;
  resolve the use of the Reserve for the purchase of Eni shares;
  delegate any and all powers to the Chief Executive Officer to execute, directly or through attorneys-in-fact, any and all acts necessary to enforce such resolution.

Item 4
Approval of Eni Stock-Option Plan 2006-2008 and authorisation to the Board of Directors to use Eni’s own shares for its implementation

To the Shareholders:

the Shareholders’ Meeting held on May 30, 2002 authorised the Board of Directors to sell up to 15 million treasury shares to implement Eni Stock Option Plan 2002-2004. The Shareholders’ Meeting held on May 27, 2005 resolved to extend said Plan to 2005 Financial Year and authorised the Board of Directors to sell further 2,658,400 treasury shares, that exceeded the shares used to implement Eni Stock Grant Plan 2003-2005, to be added to the 2,785,000 treasury shares left for the 2005 assignations.

Of the 17,658,400 treasury shares available to implement the four-year Plan, 17,033,500 rights to purchase Eni shares have been assigned to 466 Eni managers in order to buy a corresponding number of Eni shares.

The Board intends to avail, also for the three-year period 2006-2008 of an instrument to increase the involvement of Eni managers in the enterprise risk and his commitment to the enhancement of the shareholders value.

The Board proposes therefore to the Shareholders’ Meeting to approve a Stock Option Plan (the "Plan") with three annual assignations, in 2006, 2007 and 2008 respectively, of stock option rights to buy Eni shares.

The stock options will be assigned to managers employed by Eni S.p.A. and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, with the exclusion of listed subsidiaries and their subsidiaries, occupying those positions that mainly contribute to Eni Group results or who have a strategic interest for the Group (about 350 managers, the "Assignees"), to be identified by Eni S.p.A. Board of Directors according to specific Eni evaluation criteria.

The stock option rights may be exercised after the vesting period of three years from the assignation date has elapsed and for a three-year period. When each vesting period elapses, the Board will determine the number of stock option rights that may be exercised, that may be not less than 40% and not more than 100% of those assigned, on the basis of the ranking of Eni shares, in terms of Total Shareholders Return, in respect of the other six major international oil companies for market capitalisation.

The purchase price of the shares will be the higher between the arithmetic average of the official prices of Eni shares recorded on the electronic stock market organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in the month preceding the date of the stock-option assignation and the average cost of Eni treasury shares on the day preceding the assignation date.

The Board, in order to implement the Plan, proposes to the Shareholders’ Meeting to be authorised to sell up to 30 million Eni’s own shares to the Assignees at the price determined as above and to be empowered to approve the programs for the annual assignations and the related regulations.

To the Shareholders:

You are invited to:

  approve the Eni Stock-Option Plan 2006-2008 as described above, also according to Article 114-bis of Legislative Decree 58/98;
  authorise the Board of Directors, in order to implement said Plan, to sell up to 30 (thirty) million Eni’s own shares to managers employed by Your Company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries and their subsidiaries excepted, occupying those positions that mainly contribute to Eni Group results or who have a strategic interest for the Group, to be identified by Eni S.p.A.’s Board of Directors according to specific Eni evaluation criteria. The purchase price of the shares is the higher between the arithmetic average of the official prices of Eni shares recorded on the electronic stock market organised and managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) in the month preceding the date of the stock-option assignation and the average cost of Eni treasury shares on the day preceding the assignation date;
  delegate any and all necessary powers to the Board of Directors to approve the programs for the annual assignations and the related regulations.

Item 5
Subscription of a Directors’ & Officers’ Liability insurance in favour of Eni S.p.A. Directors and Statutory Auditors

To the Shareholders:

US listed companies generally avail of Directors’ & Officers’ Liability insurance policies (D&O) for their Directors. D&O insurance policies are largely widespread also in European companies for their Directors and Statutory Auditors; in Italy, where most of the listed companies present in the S&P/MIB30 index have subscribed such D&O policies, the interest in D&O is increasing. Because of the high diffusion of said insurances, standard conditions are now available on the market.

The Board of Directors, in consideration of the increase of the situations where the Directors and Statutory Auditors may be responsible for their acts directly with their properties, due to the continuous evolution of the legislation applicable to Eni, which is a company listed on the Italian Stock Exchange and the NYSE, considers that the subscription of a D&O insurance policy represents an efficient protection of the Directors in their current activity and helps them in assuming responsibilities in the course of their tasks. Said protection will not be effective in case of voluntary breaches of legal duties connected to their roles and functions.

The Board, therefore, proposes to be authorised to sign a D&O insurance policy according to the market standard terms and conditions for this kind of policies. In particular the Board proposes to extend to Eni S.p.A. Directors and Statutory Auditors the D&O insurance policy to be signed for Eni S.p.A. managers. The related maximum insurable sum amounts at 200 million US$ and the annual insurance premium at 2 million US$, 10-15% of which may be charged to the Directors and Statutory Auditors D&O.

To the Shareholders:

You are invited to:

  sign an insurance policy to cover the professional risks of Eni S.p.A. Directors and Statutory Auditors, according to the terms and conditions illustrated in the Report above;
  give authority to the Chief Executive Officer to sign, also through attorneys-in-fact, the related acts according to the market standard terms and conditions for this kind of insurance policies.

Extraordinary Part

Item 1
Amendments to articles 13, paragraph 1, 17, paragraph 3, 24, paragraph 1, and 28, paragraphs 2 and 4, of the By-laws

To the Shareholders:

according to the Italian Corporate Governance Code of listed companies (the "Code"):

  an adequate number of non executive Board members of listed issuers shall be independent;
  the Board of Directors of said issuers may establish Board committees with advisory and consulting tasks; the majority of their members shall be independent Directors.

According to the Legislative Decree no. 58/98 (the "Decree"), as amended by the Law on the protection of savings:

  the Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the Shareholders’ Meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the Shareholders’ Meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the Shareholders’ Meeting date, through a notice to be published on the Italian Official Gazette (article 126 bis);
  the Board members and the General Directors shall have the same honorability requirements set forth for the Statutory Auditors by the Rules issued by the Ministry of Justice, pursuant to article 148, paragraph 4, of the Decree (article 147 quinquies);
  the by-laws of the listed issuers shall rule the appointment of the "Manager responsible for the preparation of financial reporting documents" (article 154 bis);
  the Chairman of the Board of Statutory Auditors shall be appointed by the Shareholders’ Meeting among the effective Statutory Auditors drawn from the minority lists (article 148);
  at least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the board meetings (article 151).

According to the above mentioned provisions of the Code and the Decree, the Board proposes to the Shareholders’ Meeting that the by-laws of Your Company expressly provides that:

  the Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the Shareholders’ Meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the Shareholders’ Meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the Shareholders’ Meeting date, through a notice to be published on the Italian Official Gazette;

  each candidate to the office of Board member declares to have the independence and honorability requirements set forth by the legislation and rules applicable to the listed issuers;
  at least three Board members have the above mentioned independence requirement. The independent Board members take part, according to the terms set by the Board of Directors, also pursuant to the provisions of the Corporate Governance Codes adopted by the Company, to the Board committees established with advisory and consulting tasks on specific items;
  the appointment of General Managers is subject to the assessment by the Board of Directors of the existence of the honorability requirements;
  the Board of Directors, upon proposal of the Chief Executive Officer and in agreement with the Chairman, appoints the "Manager responsible for the preparation of financial reporting documents" and delegates powers and resources to him. The appointment is subject to the favourable opinion of the Board of Statutory Auditors;
  the Chairman of the Board of Statutory Auditors shall be appointed by the Shareholders’ Meeting among the effective Statutory Auditors according to article 17.3 letter b) of the by-laws;
  at least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the board meetings.

The Board proposes to amend article 13, paragraph 1, of the by-laws in order to expressly indicate that the Shareholders’ Meeting notice may be published also on newspapers with national circulation, according to article 2366 of the Italian Civil Code.

To the Shareholders:

You are invited to:

  amend articles 13, paragraph 1, 17, paragraph 3, 24, paragraph 1, and 28, paragraphs 2 and 4, of the by-laws as follows:
Current Text	Proposed Text
ARTICLE 13.1

Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

ARTICLE 13.1

Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or "Il Sole 24 Ore" and other newspapers with national circulation, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the Shareholders’ Meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the Shareholders’ Meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the Shareholders’ Meeting date, through a notice to be published as indicated above.

ARTICLE 17.3

The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.
Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that he possesses the requisites required by the norms in force for the corresponding appointments and that causes for his ineligibility and incompatibility are non existing.

ARTICLE 17.3

The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.
Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the requirements, honorability and independence requirements required by the norms in force for the Statutory Auditors included.

At least one Board member, if the Board members are no more than five, or at least three Board members if they are more than five, shall have the independence requirement. The independent Board members take part, according to the provisions set by the Board and by the Corporate Governance Codes issued by the companies that manage stock markets to which the Company adheres, to the Board Committees that the Board of Directors may establish. Said Board Committees shall have advisory and consulting tasks on specific items.

The Board of Directors evaluates periodically the independence and the honorability of its members. If these requirements are not present or elapse and, if the minimum number of independent Board members set by these by-laws is not met, the Board of Directors removes the Board member without the independence requirement and resolves upon his substitution.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a) seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;

b) the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.

In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;

c) to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a) seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;

b) the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.

In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;

c) to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

ARTICLE 24.1

The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed.

The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant Article 6, second Paragraph, letter d) of the by-laws. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Managing Director and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them.

ARTICLE 24.1

The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.

The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second Paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The General Managers without said requirement shall be removed.

On proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents and delegates powers and resources to him. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.

ARTICLE 28.2

The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

ARTICLE 28.2

The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to article 17.3 letter b) of these by-laws.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

ARTICLE 28.4

Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meeting and the Board of Directors, too.

ARTICLE 28.4

Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.

  delegate any and all powers to the Chief Executive Officer, to execute, directly or through attorneys-in-fact, said resolution and provide, if necessary and possible pursuant to the current legislation, those formal amendments to the resolution under this item as determined by competent Authorities in order to deposit it with the Companies Register.

The Chairman of the Board of Directors
Mr. Roberto Poli